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                                                  Filed by HMT Technology Corp
                                                  Pursuant to Rule 425 under the
                                                  Securities Act of 1933, and
                                                  deemed filed Pursuant to Rule
                                                  14a-12 under the Securities
                                                  and Exchange Act of 1934.
                                                  Subject Company:
                                                  HMT Technology Corp.
                                                  Commission File No. 000-27586
FOR IMMEDIATE RELEASE

CONTACT:

   Peter Norris                                   Investor Relations
   Executive Vice President, Finance and CFO      HMT Technology Corporation
   HMT Technology Corporation                     (510) 683-6000
   (510)490-3100

                     HMT Stockholders Approve Komag Merger

FREMONT, Calif., September 20, 2000 /Businesswire/ -- HMT Technology Corporation ("HMT") (Nasdaq - HMTT) has received the requisite vote of its stockholders to approve the merger of a wholly-owned subsidiary of Komag, Inc. with and into HMT, as a result of which HMT would become a wholly-owned subsidiary of Komag and each outstanding share of HMT Common Stock would be converted into .9094 of a share of Komag Common Stock. HMT and Komag anticipate that the merger will be consummated on October 2, 2000. At such time as the Merger may be consummated HMT stockholders will receive instructions for submitting their HMT stock certificates in exchange for stock certificates for Komag Common Stock.

Forward Looking Statements

This presentation contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this press release relating to the expected benefits of the contemplated merger are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Komag and HMT, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by HMT and Komag, with the Securities and Exchange Commission.

Additional Information and Where to find It

On June 15, 2000 Komag filed a Registration Statement on SEC Form S-4 in connection with the merger, and on approximately August 16, 2000 Komag and HMT mailed a Joint Proxy Statement/Prospectus to stockholders of Komag and HMT containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Komag, HMT, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from HMT by directing a request through the Investors Relations, (510) 683-6000 or by directing a request through Peter Norris, (510) 490-3100. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Komag and HMT file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Komag and HMT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Komag's and HMT's


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filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Merger.

The directors and executive officers of HMT have interests in the merger, some of which may differ from, or may be in addition to, those of HMT's stockholders generally. Those interests are described in more detail in the Joint Proxy Statement/Prospectus.


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